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                                                                       EXHIBIT 2



                                Special Committee
                                       of
                            The Quizno's Corporation



October 22, 2001

William S. Fagan
President
Fagan Capital, Inc.
5201 N. O'Connor Blvd., Suite 440
Irving, Texas 75039

Dear Bill,

Thank you for your proposal to acquire the outstanding minority shares of common stock of The Quizno's Corporation ("Quizno's"). As the special committee (the "Special Committee") to the board of directors of Quizno's, we have carefully reviewed and analyzed your letter dated October 2, 2001, including the condition to your proposal that Quizno's grant you a put option.

The Special Committee has carefully reviewed all aspects of your proposal, including the proposed condition. As part of our review, with the assistance of our independent financial advisers, we have carefully analyzed the financial implications of the proposed put option on the company and we have conducted substantive discussions with Quizno's lenders, as well as with company management. As a result of our analysis and of our discussion, the Special Committee was informed by Levine Leichtman that the proposed put option is a violation of several of the covenants in their agreements with Quizno's and that they are unwilling, at this time, to consent to such a condition. As I am sure you can appreciate, the negative impact of a default under the Levine Leichtman facility makes your proposal as structured unfeasible for further consideration.

While at this time we are unable to agree to the condition you outlined in your October 2, 2001 letter, we would be pleased to facilitate a discussion between you and Levine Leichtman in the hope that a mutually satisfactory agreement can be achieved. We encourage you to contact Levine Leichtman directly to discuss their specific concerns.

Once you have reached a mutually satisfactory agreement with Levine Leichtman, the Special Committee would be pleased to review it and enter into negotiations under appropriate circumstances. As we did with Firenze, we request that any offer you make be in the form of a binding offer with definitive documentation.



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If you have any questions, please feel free to contact our counsel, Richard
Plumridge at (303) 410-2014 or Lexi Methvin at (303) 410-2022.

Best Regards,

/s/ Mark Bromberg

Mark Bromberg
Chairman

cc:      Richard R. Plumridge
         Lexi Methvin
         Holly Stein Sollod
         Andre Weiss